CERTIFICATE OF DESIGNATIONS
OF
NON-VOTING PARTICIPATING PREFERRED STOCK
OF
SAYA INTERNATIONAL CORPORATION

(Puruant to Section 151 of the General Corporation Law of the State of Delaware)

     SAYA INTERNATIONAL CORPORATION, a corporation organized and existing under the General Corporation Law of the State of Delaware (the "Corporation"), in accordance with the provisions of Section 151 of the General Corporation Law of the State of Delaware, as amended, does HEREBY CERTIFY that the following resolution has been duly adopted by the Board of Directors of the Corporation:

     RESOLVED, that pursuant to the authority expressly granted to and vested in the Board of Directors of the Corporation by the provisions of the Certificate of Incorporation of the Corporation (the "Certificate of Incorporation"), there is hereby created, out of the two thousand (2,000) shares of Preferred Stock, without a par value, of the Corporation authorized in Article Fourth of the Certificate of Incorporation (the "Preferred Stock"), a series of Preferred Stock of the Corporation, to be designated "Non-Voting Participating Preferred Stock", consisting of one thousand (1,000) shares, which series shall have the following voting powers, designations, preferences and relative, participating, optional and other rights, and the following qualifications, limitations and restrictions (in addition to the powers, designations, preferences and relative, participating, optional and other rights, and the qualifications, limitations and restrictions, set forth in the Certificate of Incorporation which are applicable to the Preferred Stock): Non-Voting Participating Preferred Stock:

     Section 1. Designation and Amount. The shares of such series shall be designated as "Non-Voting Participating Preferred Stock" (the "Participating Preferred Stock") and the number of shares constituting the Participating Preferred Stock shall be one thousand (1,000). Such number of shares may be increased or decreased by resolution of the Board of Directors; provided, that no decrease shall reduce the number of shares of Participating Preferred Stock to a number less than the number of shares then outstanding plus the number of shares reserved for issuance upon the exercise of outstanding options, rights or warrants or upon the conversion of any outstanding securities issued by the Corporation convertible into Participating Preferred Stock.

     Section 2. Dividends. Subject to the rights of the holders of any shares of any series of Preferred Stock (or any similar stock) ranking prior and superior to the Participating Preferred Stock with respect to dividends, the holders of shares of Participating Preferred Stock, in preference to the holders of shares of Common Stock of the Corporation, and of any other junior stock shall be entitled to receive, when, as and if declared by the Board of Directors out of funds legally available for the purpose, quarterly dividends payable in cash on the first day of March, June, September and December in each year (each such date being referred to herein as a "Quarterly Dividend Payment Date"), commencing on the first Quarterly Dividend Payment Date after the first issuance of a share or fraction of a share of Participating Preferred Stock in an amount per share (rounded to the nearest cent) equal to ten (10) times the aggregate per share amount of all cash dividends declared on the Common Stock since the immediately preceding Quarterly Dividend Payment Date or, with respect to the first Quarterly Dividend Payment Date, since the first issuance of any share or fraction of a share of Participating Preferred Stock.

     Section 3. Voting Rights. Holders of shares of the Participating Preferred Stock shall have no voting rights on any Corporation matter.

     Section 4. Reacquired Shares. Any shares of the Participating Preferred Stock purchased or otherwise acquired by the Corporation in any manner whatsoever shall be retired and cancelled promptly after the acquisition thereof. All such shares shall upon their cancellation become authorized but unissued shares of Participating Preferred Stock and may be reissued as part of a new series of Preferred Stock subject to the conditions and restrictions on issuance set forth herein or in any other Certificate of Designations creating a series of Preferred Stock or any similar stock or as otherwise required by law.

     Section 5. Liquidation, Dissolution or Winding Up. Upon any liquidation, dissolution or winding up of the Corporation, no distribution, shall be made to the holders of shares of stock ranking junior to the Participating Preferred Stock unless, prior thereto, the holders of shares of the Participating Preferred Stock shall have received one thousand dollars ($1,000.00) per share. In the event the net assets of the Corporation are not sufficient to return the one thousand dollars ($1,000.00) per share to the holder of the Participating Preferred Stock, each such holder shall share pro-rata in proportion to the dollar amount of the value of their respective holdings.

     Section 6. Rank. The Participating Preferred Stock shall rank, with respect to the payment of dividends and the distribution of assets, senior to all series of any other class of the Corporation's Preferred Stock.

     Section 7. Conversion. The shares of Participating Preferred Stock shall not be convertible.

     Section 8. No Redemption. The shares of Participating Preferred Stock shall not be redeemable.

     Section 9. No Sinking Fund. The shares of Participating Preferred Stock shall not be subject to the operation of a purchase, retirement or sinking fund.

     Section 10. Transferability. The Participating Preferred Stock may be transferred, assigned or otherwise disposed of without the prior approval of the Board of Directors of the Corporation.

     Section 11. Amendment. The Certificate of Incorporation of the Corporation shall not be amended in any manner which would materially alter or change the powers, preferences or special rights of the Participating Preferred Stock so as to affect them adversely without the affirmative vote of the holders of at least two thirds of the outstanding shares of Participating Preferred Stock voting together as a single class.

     IN WITNESS WHEREOF, the Corporation has caused this certificate to be signed and attested this 7th day of August, 2020.

SAYA INTERNATIONAL CORPORATION

/s/ William Wassink

____________________

Name: William Wassink

Title: Chairman of the Board of Directors

/s/ Cheryl Marshall

____________________

Name: Cheryl Marshall

Title: Secretary